UNITED STATES

SE[...]

A[...]

19010433

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER

8- 66310

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerBank Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Whitewater Drive -- Suite 100

(No. and Street)

Minnetonka Minnesota 55343

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wright (952) 484 - 0083

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company , LLC (PCAOB # 6167)

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd - Suite 210 Sugarland TX 77478

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC / TM

RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Notes are an integral part of these financial statements

RMS

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerBank Securities, Inc., as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Oficer

Title

Notary Public

JAN MAREE NICKELLS
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Brokerbank Securities, Inc.
12800 Whitewater Drive, Suite 100
Minnetonka MN 55343

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Brokerbank Securities, Inc. (the "Company") as of December 31, 2018, and the related statement of comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and has financed its working capital requirements through issuance of stock. These conditions raise doubt about the Company's ability to continue as a going concern.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Brokerbank Securities, Inc.'s auditor since 2018.

Sugar Land, TX

May 8, 2019

BrokerBank Securities, Inc.
Balance Sheet as of December 31 , 2018

	$
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo 5617127674	13,693
Finra Deposit Account	1,010
Total Cash	14,703
Investments- available for sale	
CipherLoc Common Shares (Clok)	23,250
Accounts Receivable	150
Total Current Assets	38,103
Other Assets	
Deposit -- Rent	800
Total Other Assets	800
TOTAL ASSETS	**38,903**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	
Accounts Payable Vendor	9,600
American Express CC	724
Citi (Costco)	1,010
VISA BBSI 2333	5,518
Total - Accounts Payable	16,852
Securities Investor Protection Corp.	221
Total Accounts Payable	17,073
Total Current Liabilities	17,073
Total Liabilities	17,073
Equity	
Common Shares	72,353
Preferred shares	
Preferred Shares Series A	1,806
Preferred Shares Series B	2,750
Preferred Shares Series C	7,000
Preferred Shares Series D	16,875
Tota Preferred shares	28,431
Accumulated Deficit	-78,954
Total Equity	21,830
TOTAL LIABILITIES & EQUITY	**38,903**

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Statement of Comprehensive Loss – For the Year Ended December 31 , 2018

Ordinary Income/Expense	**$**
Income	
Consulting - Other	3,300
Corporate Financing - Other	87,329
Mutual Fund Commissions	13,603
Private Placement Comm.	116,820
Investment Income	39
Total Income	221,090
Expense	
Accounting-Tax Fees	81
Amortization Expense	462
Audit fees	3,500
Automobile Expense	7,453
Bank charges	3,188
Commission Expense	94,317
Investment Banking Fees	48,125
Computers and Web-Site	4,733
Consulting Expense(s)	8,250
Corporate Finance Expenses	5,500
Courier - Fedex and UPS	56
Insurance Coverages	12,122
FINRA- IARD Fees	7,962
Office Supplies	2,492
Premises Rent	10,191
Research costs	742
Sipc	346
Taxes	1,443
Telephone	5,546
Travel & Ent	1,206
Owners' Compensation	14,228
Miscellaneous	928
Total Expense	232,872
Net Loss	-11,782
Other Comprehensive Income (Loss)	
Unrealized Gain on Available-For-Sale Securities	6,375
Comprehensive Loss	-5,407

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Statement of Cash Flows for the Year Ended December 31 , 2018

	$
OPERATING ACTIVITIES	
Net loss	(11,782)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable Vendor	9,600
American Express CC	(404)
Citi (Costco)	83
Accounts Payable:2004 - VISA BBSI 2333	5,014
Accounts Payable:2032 - Ted Weldon	(95)
Securities Investor Protection Corp.	(165)
Net cash provided by Operating Activities	2,252
INVESTING ACTIVITES	
Purchase of CipherLoc Common Shares	(16,875)
Net cash used in Investing Activities	(16,875)
FINANCING ACTIVITIES	
Preferred shares:3014 Preferred Shares Series D	16,875
Net cash provided by Financing Activities	16,875
Net cash increase for year	2,252
Cash at beginning of year	12,452
Cash at end of year	14,703

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Changes in Shareholders' Equity
As of and for the year ended December 31 , 2018

Statement Of Changes In Owners Equity	Common Shares	Pref Series A	Pref Series B	Pref Series C	Pref Series D	Accum. Loss	Totals
Balance , as of January 1, 2018	$ 72,353	$ 1,806	$ 2,750	$ 7,000		$ (73,547)	$ 10,362
Additional Preferred Shares Issued					$ 16,875		$ 16,875
Net loss for the year ended December 31, 2018						$ (5,407)	$ (5,407)
Balance , as of December 31, 2018	$ 72,353	$ 1,806	$ 2,750	$ 7,000	$ 16,875	$ (78,954)	$ 21,830

•

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Notes to the Financial Statements
December 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by BrokerBank Securities, Inc. (the "Company") and the methods of applying those principles which materially affect the determination of the financial position, results of operations and cash flows are summarized as follows:

The Corporate Entity

BrokerBank Securities, Inc. is a single-entity US domestic, State of Minnesota-based C Corporation. It conducts business as an SEC Regulated business using the K (2) (i) exemption as a limited securities Broker-Dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its' membership number is 130116 under FINRA and its' SEC File Number is 8-66310. The company earned permission to operate as a member firm with restrictions as contained in its Membership Agreement in May of 2004 and as formally amended in September of 2005. The company does not and may not acquire, hold or trade securities of any kind pursuant to the rules of SEC Regulation D, Sections 501 and 506 as amended and may market certain debt, mutual funds and tax-advantaged securities on an agency and best efforts basis in accordance to each selling agreement.

Description of the Business

The Company is in Minnetonka, Minnesota and is a best-efforts broker-dealer in marketing securities. It is registered with the United States Securities and Exchange Commission ("SEC") and is a Member-Firm of FINRA. The Company operated with an SEC Rule 15c3-3 (k) (2) (i) exemption and will continue to do so in the future. It holds no securities or cash of any type for customers. It does not clear any securities. It is not an introducing broker dealer. The primary business is conducting the marketing of 506 (b) and (c) securities on a best-efforts basis.

Basis for How the Company Accounts for Its' Business Activities

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

Cash and cash Equivalents

The Company defines as cash, all cash in corporate bank accounts, internet accessible accounts (such as PayPal), balances refundable from its designated regulator and any balance of cash in an account immediately accessible by the Company.

Commissions and Amounts Receivable – Recognition of Uncollectible Amounts

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful amounts owing is provided for. If it is determined that commissions owed are uncollectible, they are written off in the period that the determination has been made.

Revenue Recognition

Commission revenue is recorded by the Company when earned on the completion of the underlying transaction as per the client agreement. Corporate finance and consulting fee revenue is recorded by the Company when earned on the completion of the financing transaction as per the client agreement.

Estimates

For the preparation and presentation of financial statements that are in conformity with generally accepted accounting purposes in the United States of America, the Management of the Company is required to make assumptions and estimates, where applicable, that affect and have an impact upon reported amounts for assets, liabilities and credits and disclosures of contingent amounts, if any, as of the date where a report of the financial statement s of the company has been made. Actual reported amounts could and may vary substantially from subsequent amounts reported as of the date of the financial statements.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value and haircut disclosure requirements are noted on the financial statements at either the lower of the actual cost of the security or their quoted market value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2018, the Company had an unrealized gain on an investment that is readily marketable of $ 6,375 . This is noted on the Statement of Comprehensive as an unrealized gain and is part of the investments available for sale on the balance sheet.

Concentrations

The Company is not dependent on any one source of revenues.

Subsequent Events

The Company has ascertained that there were no subsequent events that have occurred that would affect the balance sheet or the overall financial position that would require making a disclosure to the shareholders or stakeholders. This evaluation was performed through to May 8, 2019.

NOTE B - GOING CONCERN AND LIQUIDITY RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2018, the Company reported a net loss of $5,407, had an accumulated loss of $78,954, and relied on stock issuances from the member of $16,875 to fund its operations. These results and the $14,703 of cash on hand at December 31, 2018 raise substantial doubt about the Company's ability to continue as a going concern.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of SEC Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. This amounts to $ 5,000. Net capital may and the related ret capital amount and ratios may fluctuate daily. There were no material inadequacies in the amount reported Net Capital in the audited Computation of Net Capital and the Broker-Dealers' corresponding Part IIA submission of Net Capital in the FOCUS Report required under Rule 15c3-1.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3 (k)(2)(i). The Company promptly transmits and forwards all customer checks received to the issuer or the issuers' corresponding financial institution as instructed. The Company has no customer accounts that contain, receive or distribute cash and securities, not does it have an introducing relationship with any clearing firm.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

The Company does not have any clearing arrangements. It is responsible for lease payments for the premises that it occupies as well as for telecommunications charges monthly. There were no known contingency requirements or need for financial provisions as of December 31, 2018.

NOTE F – SIPC CONSIDERATIONS – RECONCILIATION, IF WARRANTED

SEC Rule 17a-5 (e) (4) requires a SEC Registered Broker-Dealer to file a supplemental report which includes procedures related to the Broker-Dealers' IPC annual general reconciliation or exclusion-from-membership forms. In circumstance where a Broker-Dealer reports less than $ 500,000 of gross revenues (which applies to the Company in 2018), the Broker-Dealer is not required to file the Supplemental Income Report, but is required to file with SIPC, Annual Audited Financial Statements.

NOTE G – RENT PAID FOR USE OF PREMISES

The Company leases its office premises under a one-year renewable lease. The total amount of rent paid under this lease agreement for 2018 was $10,066, which is included with off-site storage costs as rent expense in the statement of comprehensive income.

NOTE H – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2018. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2018.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

> **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> **Level 2** inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.
> **Level 3** inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash includes US Currency in a Wells Fargo Bank Account and a Deposit on Hand with FINRA.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short-term maturity of these instruments. No allowance was provided during the year.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Name of Security - Exxon	Level 1	Level 2	Level 3	Total
Money Market				$0
Marketable Securities	$16,875			$16,875
Other	$0			$0
Totals	$16,875	$0	$0	$16,875

The Notes are an integral part of these financial statements

Fair value of marketable securities on December 31st, 2018 are as follows

Name	Credit Rating	Quoted Share Price	Shares Owned	Fair Value Level 1
Cipherloc Inc.	Not-rated	$ 1.86	12,500	$ 23,250
Totals	**Level 1**	**$ 1.86**	**12,500**	**$ 23,250**

There were no other securities carried on the books as of 12-31-2018

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

31-Dec-18	**Carried Value**	**Market Value**	**Unrealized Gain**
Money Market			
Marketable Securities	**$16,875**	**$23,250**	**$6,375**
Other			
Totals	**$16,875**	**$23,250**	**$6,375**

The cash cost of the marketable securities position is reflected below.

31-Dec-18	**Cost Value**
Money Market	
Marketable Securities	**$16,875**
Other	
Totals	**$16,875**

The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

NOTE I – State of Hawaii Case No. SEU-2015-045 Consent Order and 2018 Finra Sanction

Hawaii - On October 23, 2017, the State of Hawaii Department of Commerce and Consumer Affairs issued a Final Consent Order against BrokerBank Securities, Inc. for which BrokerBank shall cease and desist transacting any securities business in the State of Hawaii for a period of three years. In addition, the firm was assessed an administrative penalty of $ 12,500 of which $ 7,000 was suspended and $ 5,500 was paid by the firm to the state in the fourth quarter of 2017. In the event that the firm transact securities business of any kind and without being registered in the State of Hawaii, the suspended amount will become immediately due and payable. This remains in effect as of December 31, 2018.

2018 Finra Sanction - September 10, 2018 – An AWC was issued in which the firm was censured, fined $5,000, and required to submit a certification to FINRA that the firm has enhanced its supervisory system, including its WSPs, to ensure it obtains customer account information, in accordance with Securities and Exchange Commission (SEC) Rule 17a-3(a)(17). A lower fine was imposed after considering, among other things, the firm's revenue and financial resources. Without admitting or denying the findings, the firm consented to the sanctions and to the entry of findings that it failed to conduct and document reasonable due diligence of a private placement sold by a registered representative of the firm, and did not have a supervisory system reasonably designed to ensure the firm complied with its due diligence obligations. The findings stated that the firm's WSPs required that it observe a set of due diligence standards to test the offering of an issuer's securities before the firm agreed to participate in an offering. The firm served as a placement agent for a Regulation D private placement offering of securities issued by a corporation. The corporation raised $2,516,000 in the offering, of which $2,220,000 was raised by the firm's sales to accredited investors. The terms and conditions of the offering were set forth in a confidential private offering memorandum reviewed and distributed by the firm. After agreeing to participate as a placement agent in the offering, the firm failed to conduct a reasonable due diligence investigation of the corporation, and also failed to document the results of its due diligence investigation. The firm failed to recognize and investigate contradictory and potentially confusing statements made in the offering memorandum about material terms of the offering. The findings also stated that the firm failed to obtain and record required customer information with respect to a significant percentage of customers who purchased interests in private placements. The firm executed private placement transactions in customer accounts but took no steps to ensure that customer new account forms contained the required customer information, prior to those private placement transactions taking place. Further, the firm had been placed on notice by FINRA because of its failure to obtain and record the types of customer account information referenced in SEC Rule 17a-3(a)(17), as a result of a previous FINRA examination. Despite this, the firm failed to establish and maintain a supervisory system reasonably designed to ensure that it obtained the required customer account information. (FINRA Case #2015043584501). The firm is up-to-date in paying the fine.

NOTE J – INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax

consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

As of December 31, 2018, the Company had a current tax loss in the amount of $ 4,821 and net operating loss and (NOL) carry-forwards of $ 25,844 which will expire from Year 2036 through 2039.

We believe that it is more likely than not that the benefit from certain NOL carry-forwards will not be realized in future years. In recognition of this risk, we have provided a valuation allowance of $ 25,844 on the deferred tax assets relating to these federal NOL carry-forwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2018, will be accounted for as a reduction of income tax expense and/or an increase in equity.

The tax effects of temporary differences that give rise to significant positions of deferred tax assets at December 31, 2018 are as follows:

Deferred Tax Assets	
Net Operating Loss Carryforwards – 2018	$ 4,821
Net Operating Loss Carryforwards – 2017	301
Net Operating Loss Carryforwards – 2016	2,907
Net Operating Loss Carryforwards – 2015	17,815
Total	$ 25,844
Deferred Tax Liabilities	
None	$ 0
Valuation Allowance	$- 25,844
Net Deferred Tax Asset	$ 0

As of December 31st, 2018, the Company had net operating loss carryforwards for federal and state purposes. The Company's net federal operating loss carryforwards expire beginning December 31, 2035.

Note K - Related Party Transactions

The Majority Common Shareholder of BrokerBank Securities, Inc. (BrokerBank) is also the 100% Common Shareholder of Northstar Business Services, Inc. (Northstar). Periodically during the year payments are made by Northstar on behalf of BrokerBank for corporate services that Northstar performs for BrokerBank. These payments were reimbursed by BrokerBank at the end of 2018. See the following Table.

Related Party Transactions		From	To	
Date		Northstar	Northstar	Description
2/27/2018		$ 353.58		2016 VW Passat
6/18/2018		$ 1,400.00		Draw Reduction
6/29/2018		$ 1,400.00		Draw Reduction
7/23/2018		$ 462.07		Ford F-150
8/22/2018		$ 462.07		Ford F-150
9/18/2018		$ 462.07		Ford F-150
10/23/2018		$ 462.07		Ford F-150
11/5/2018		$ 462.07		Ford F-150
11/14/2018		$ 353.58		2016 VW Passat
12/3/2018			$ 4,000.00	Repayment
12/3/2018			$ 5,500.00	Repayment
12/12/2018		$ 353.58		2016 VW Passat
12/13/2018		$ 462.07		Ford F-150
	Subtotal(s)	**$ 6,633.16**	**$ 9,500.00**	

Mr. Philip Wright is the majority owner of BrokerBank Securities, Inc.
Mr. Philip Wright is the sole owner of Northstar Business Services Inc. (Northstar)

The 2016 VW Passat payment is for an operating lease held by BrokerBank Securities, Inc.
The Ford F-150 payment is for an operating lease held by BrokerBank Securities, Inc.

NOTE L - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting fees and mutual fund and private placement commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Supplementary Information
This has been provided Pursuant to Rule 17a-5 of the
US Securities and Exchange Act of 1934
As of and for the Fiscal Year Ended December 31, 2018
For BrokerBank Securities, Inc.

BrokerBank Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 for the
US Securities and Exchange Commission

As of and for the Fiscal Year Ended December 31, 2018

Computation of Net Capital

Stockholders' Equity 12-31-2018			**$21,830**
Nonallowable Assets:			
Other Assets		$ 950	
Property and Equipment		0	
Shareholder Loan		0	
	Subtotal	**$950**	**-$950**
Securities Haircuts	(3488 + 1988)		**-$5,476**
Net Capital (NC)			**$15,404**

Computation of Basic Net Capital Requirement

Minimum net capital required	$1,138
Minimum net dollar requirement	$5,000
Net Capital Requirement	$5,000
Excess net capital	**$9,404**

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$17,073
Percentage of Aggregate Indebtedness to Net Capital (NC)	**110.83%**

Reconciliation of the Computation of Net Capital Reported Under Rule 15c3-1

Net Capital per FOCUS IIA as of December 31, 2018	**$15,404**
Adjustments:	
Change in Equity	$0
Change in Non-Allowable Assets	$0
Change in Haircuts	$0
Other	$0
NC per this Financial Statement Audit	**$15,404**
Reconciled Difference	**$0**

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Phillip Wright
Brokerbank Securities, Inc.
12800 Whitewater Drive, Suite 100
Minnetonka, MN 55343

Dear Phillip Wright:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Brokerbank Securities, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Brokerbank Securities, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Brokerbank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brokerbank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

May 8, 2019